Filed by CoStar Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:  LoopNet, Inc.
Commission File No.: 000-52026

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements include, but are not limited to, statements about the benefits of the proposed transaction between CoStar Group, Inc. (“CoStar”) and LoopNet, Inc. (“LoopNet”), future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “may,” “believe,” “expect,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology.  Such statements are based upon the current beliefs and expectations of management of CoStar and LoopNet and are subject to significant risks and uncertainties. Actual results may differ materially from the results anticipated in the forward-looking statements.  The following factors, among others, could cause or contribute to such differences: the risk that expected cost savings or other synergies from the merger may not be fully realized or may take longer to realize than expected; the risk that the businesses of CoStar and LoopNet may not be combined successfully or in a timely and cost-efficient manner; the possibility that the transaction does not close, including, but not limited to, due to the failure to obtain approval of LoopNet’s stockholders, or the failure to obtain governmental approval; the risk that business disruption relating to the merger may be greater than expected; and failure to obtain any required financing on favorable terms.  Additional factors that could cause results to differ materially from those anticipated in the forward-looking statements can be found in CoStar’s Annual Report on Form 10-K for the year ended December 31, 2010 and LoopNet’s Annual Report on Form 10-K for the year ended December 31, 2010 filed with the Securities and Exchange Commission (SEC), including in the “Risk Factors” section of each of these filings, and each company's other filings with the SEC available at the SEC’s website (http://www.sec.gov).  Neither CoStar nor LoopNet undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In connection with the proposed merger, CoStar will file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a proxy statement/prospectus for the stockholders of LoopNet.  LoopNet will mail the final proxy statement/prospectus to its stockholders.  Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed transaction and any other relevant documents carefully in their entirety when they become available because they will contain important information about the proposed transaction.  Copies of the proxy statement/prospectus (when available) and other related documents filed by CoStar and LoopNet with the SEC may be obtained, free of charge, at the SEC’s website at www.sec.gov.  Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, free of charge, from CoStar’s website, www.CoStar.com, under the heading “Investors” in the “About Us” tab.  These documents may also be obtained, without charge, from LoopNet’s website, www.LoopNet.com, under the tab “Investor Relations”.

CoStar, LoopNet and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of LoopNet in respect of the proposed transaction.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of LoopNet in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC.  Information about CoStar’s executive officers and directors is available in CoStar’s definitive proxy statement filed with the SEC on April 27, 2011.  Information about LoopNet’s executive officers and directors is available in LoopNet’s definitive proxy statement filed with the SEC on April 4, 2011.  Free copies of these documents are available from the CoStar and LoopNet websites using the contact information above.

The following is a transcript of the joint investor call held by CoStar and LoopNet on April 27, 2011.

CoStar Group, Inc. - CSGP - Acquisition of LoopNet, Inc. by CoStar Group, Inc. Call - Q1 Earnings - Apr. 27, 2011

MANAGEMENT DISCUSSION SECTION

Operator:  Ladies and gentlemen, thank you very much for standing by. Welcome to today’s CoStar Group’s First Quarter 2011 and LoopNet’s First Quarter 2011 Conference Call. At this time, all participants are in a listen-only mode. Later we will conduct a question-and-answer-session with instructions given at that time. [Operator Instructions]. As a reminder today’s conference is being recorded.

And I would now like to turn the conference over to our speakers today, CoStar Group Founder and Chief Executive Officer, Mr. Andrew Florance; LoopNet Chairman and Chief Executive Officer Mr. Richard Boyle; CoStar Group Chief Financial Officer, Mr. Brian Radecki; LoopNet Chief Financial Officer, Mr. Brent Stumme.

And I will now turn the conference over to our first speaker today, CoStar Communications Director Mr. Tim Trainor. Please go ahead, sir.

Timothy J. Trainor, Communications Director

Thank you operator, and good afternoon everyone. Thank you for joining us on such short notice but we couldn’t wait until tomorrow to share the major acquisition news we announced today and to report the first quarter results for both CoStar and LoopNet. Before I turn the call over to CoStar Group’s Founder and CEO Andrew Florance, let me state for the record that certain portions of this discussion contain forward-looking statements, which involve many risks and uncertainties that can cause actual results to differ materially from such statements.

The important factors that can cause actual results to differ include, but are not limited to, those stated in our press releases on CoStar’s first quarter 2011 results and on our agreement to acquire LoopNet, and CoStar’s filings with the SEC, including its Form 10-K for the year ended December 31, 2010 under the heading Risk Factors.

All forward-looking statements are based on information available to CoStar on the date of this call and CoStar assumes no obligation to update these statements.

As a reminder, today’s conference call is also being broadcast live over the Internet at www.costar.com\investors.aspx. Also, a replay of this call will be available on our website soon after this call concludes. Thank you for joining us.

I now turn the call over to Andy.

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CoStar Group, Inc. - CSGP - Acquisition of LoopNet, Inc. by CoStar Group, Inc. Call - Q1 Earnings - Apr. 27, 2011

Andrew C. Florance, President, Chief Executive Officer & Co-Founder

Thank you, Tim. We are very pleased to announce that CoStar Group has entered into an agreement to acquire LoopNet, the premier online marketing service for commercial real estate. CoStar has agreed to purchase all of the outstanding shares of LoopNet for approximately $18.75 per share, which represents a 31% premium to LoopNet’s closing price yesterday. On a pro forma basis for 2011, based upon annualized first-quarter results for both companies, our combined company would have revenues of $321 million and adjusted EBITDA of $78 million.

If you take into account what we believe are the potential intermediate term cost synergies of $20 million, adjusted EBITDA of the combined companies will approach just under $100 million. We’re combining two very innovative companies that have transformed the commercial real estate industry. The team at LoopNet led the commercial real estate industry from expensive and cumbersome paper-based marketing to traditional media like direct-mail, flyers and classified ads into the dramatically more efficient and effective world of marketing commercial properties on the web.

On the other side of the spectrum, CoStar revolutionized how commercial real estate professionals research and analyze commercial real estate. We believe that the combination of our two outstanding and complementary companies will lead to even more innovative and greater efficiencies by creating the premier Internet solution for the $11 trillion commercial real estate industry. We expect the benefits to our customers and, ultimately, our shareholders to be very significant.

The U.S. commercial real estate market is massive, complex and constantly changing. CoStar and LoopNet developed completely different business models to address the challenges of aggregating content on and providing comprehensive service to this $11 trillion asset class that has nearly $3 trillion in transaction value annually. Each model excels at tracking a different major segment of the industry, but neither comes close to covering the entire industry. Unfortunately, too often our clients, who really need to understand the complete picture, pay the price for this lack of coverage by having to piece together information from many different sources, requiring investments in time, money and lost opportunities.

Once the combination of LoopNet and CoStar is complete and we integrate the back-end databases of our two companies, we believe that we will deliver a higher quality marketing solution to LoopNet’s customers and a higher quality information solution to CoStar’s customers. CoStar’s 900 strong research team proactively collects information on 1.5 million listings. LoopNet’s marketplace, with 1.5 million monthly unique visitors, draws in nearly a million active listings. We estimate that together, we will be able to deliver over 2 million unique listings to our customers. We believe that this more complete coverage will significantly reduce our customers’ costs, save them time and help them better understand the market and empower them to better serve their customers. In turn, we believe that this will help us win many more new customers.

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CoStar Group, Inc. - CSGP - Acquisition of LoopNet, Inc. by CoStar Group, Inc. Call - Q1 Earnings - Apr. 27, 2011

One of the things that I learned in exploring this deal that really amazed me was just how little overlap there appears to be between LoopNet subscriber base and ours. We have nearly 180,000 subscribers between us, yet, since LoopNet sells mostly the individuals and CoStar typically sells to companies and because we’re in very different spaces, we believe that the subscriber overlap could possibly be as small as 10% on a revenue basis. Therefore, we expect this will create significant opportunities for us to grow our $321 million combined revenue company into something much bigger through cross selling.

Clients that subscribe to both services have clearly told us that they would continue to subscribe the LoopNet and CoStar because they find very different value propositions from each service. Oftentimes, because of the size and composition of our audiences and the size of our databases and their dynamic nature, our respective prospects do not realize the full potential of our respective service offerings. We plan to build the cross-selling functionality right into each company’s website.

For example, CoStar customers will see prominent displays of how much more exposure is available for their listings on LoopNet and they will be able to buy that exposure with a single click. LoopNet customers will see prominent displays on how much more information is available to them on CoStar and we will make it easy for them to purchase that information.

LoopNet has 4.8 million registered members and CoStar regularly communicates with over 350,000 active market participants who, in turn, represent the interest of about a million more participants. While 188,000 combined subscribers between us is an impressive number, we believe that over time the number could significantly increase. We believe that LoopNet and CoStar are still early stage companies with approximately 15% to 25% market share of what we estimate to be 600,000 to one million active commercial real estate participants. We think this deal gives us an even stronger value proposition to offer these potential customers and it will give us greater scale in our sales and marketing effort to better reach these prospects.

With this combination, we believe that we can achieve significant forward cost synergies for many different areas of our businesses. By working with each other and focusing on the needs of the customer, we expect cost savings of approximately $20 million annually to be realized within 24 months of closing. Obviously, one area where we can we begin to save money is by eliminating redundant legal costs.

Now, as it turns out, the legal costs being friends are almost as much as legal costs being not friends. But by acquiring LoopNet, we believe we can add hundreds of thousands of new listings with dramatically less cost than we would if we used 100% of our traditional researcher-driven model; that could be an enormous cost savings for us. We believe similar synergies will be achieved on the tech side where we will be joining forces with an excellent and experienced team of software development professionals at LoopNet. This new team can eliminate the need for much of our planned hiring of our new software developers at CoStar. When we acquired Comps.com more than a decade ago, we were very successful at integrating their software team into the core of our technology leadership at CoStar. I believe most of those developers who came on board a decade ago at Comps.com are still here today making very important contributions to CoStar.

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CoStar Group, Inc. - CSGP - Acquisition of LoopNet, Inc. by CoStar Group, Inc. Call - Q1 Earnings - Apr. 27, 2011

We look forward to welcoming these software developers and all the LoopNet employees into the CoStar team and working closely together to create even more innovative solutions for our respective clients. Money we redundantly spend trying to build systems independent of each other can now be invested more effectively into our core brands, allowing us to develop innovative new products faster and at less cost. In combination, we can reduce our combined and not insignificant pay-per-click investments. Obviously, we will save on redundant public company costs.

From a financial perspective, we are combining two complementary, profitable growing companies with great cash flow. We believe that as a result of those opportunities to leverage costs and cross-sell services, our target margins will increase and eventually approach 40% to 45% in the intermediate term. We believe that this will enable us to delever very quickly to more conservative levels of debt.

Finally, we believe the timing couldn’t be better to do this acquisition. Later in this call, the CFO of LoopNet and the CFO of CoStar will report excellent first quarter results for both companies. I believe that these results herald clear inflection points in the recovery of commercial real estate economy and the emergence of recovery in the general or Main Street commercial real estate economy.

I believe LoopNet’s revenue growth and renewal rate is most closely correlated with Main Street commercial real estate economy; recovery in this area could drive faster LoopNet Premium member growth. LoopNet’s report today of a strong 2,000 plus net new Premium membership growth quarter-over-quarter is a very significant announcement to us.

We believe that our massive research operations and our industry-leading market analysis and quantitative forecasting models give us unique intelligence into the trends driving commercial real estate. Either we were just plain lucky or we effectively used that insight when we recently purchased our headquarters in Washington and sold it a year later for more than twice what we paid for it. In that case, we were able to capitalize on the recovery in investment grade real estate before the average investor was aware of it. We believe that the recovery in general commercial real estate is lagging investment grade by just a few quarters. Obviously, we cannot capitalize on this trend by buying a bunch of smaller commercial properties. However, we believe that the investment in LoopNet is an excellent proxy for the broader recovery in the general commercial real estate sector.

From 2003 to 2007, when commercial real estate markets were strong in the U.S., CoStar and LoopNet’s pro forma combined revenues grew in the range of 22% to 27% annually. Even during 2002 and the recent 2008, 2010 economic downturn, combined revenues for CoStar and LoopNet grew in range of negative 4% to 13%, which we feel is pretty good given the scale of the downturn.

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CoStar Group, Inc. - CSGP - Acquisition of LoopNet, Inc. by CoStar Group, Inc. Call - Q1 Earnings - Apr. 27, 2011

We are forecasting a much healthier commercial real estate economy in the next several years. While we may not return to this 20% plus annual growth revenue rates, we believe we can significantly exceed the modest growth rates we have recently seen. We’re looking forward to bringing CoStar and LoopNet together and providing even more value to our respective customers. LoopNet is an incredibly strong brand and we intend to protect, evolve and grow this valuable brand. On behalf of my CoStar colleagues, I want to congratulate the LoopNet team on building such an impressive business and welcome them on board. We’re very excited about this acquisition and we believe our customers will be too.

And with that, I will turn the call over to LoopNet CEO and Chairman, Rich Boyle.

Richard J. Boyle Jr., Chairman & Chief Executive Officer

Thank you, Andy. This is certainly an exciting day for both LoopNet and CoStar. Since LoopNet was founded in 1995, we have been focused on our mission of developing the leading online marketplace for the commercial real estate industry. Our goal has been and remains to build a world-class organization that delivers the best platform for marketing and searching for deals to our customers in the commercial real estate industry. I’m proud to say that over the past 15-plus years, we have made tremendous progress building our business and serving our customers.

And today, through this deal, we’re taking another very large step toward our long-term objective. LoopNet and CoStar each have a long history of technology-driven innovation in our respective areas of focus in this very large global industry. We also share a similar vision of helping our customers be more efficient and effective in their jobs through the use of information and technology. We believe that the combination of LoopNet’s marketplace business and CoStar’s research and information platform offers tremendous potential for our combined company and our customers, while delivering compelling value to LoopNet stockholders.

Over the years, LoopNet has built a tremendous business and I would like to take this opportunity to publicly thank all of our employees for their hard work and dedication. We are looking forward to working together with our new colleagues at CoStar to build on our successes and to provide even more value to our customers going forward.

As Andy mentioned, the first quarter of 2011 was a very good one for our business, as well as that of CoStar, and we are very excited about the possibilities of this combination going forward.

Now, Brent Stumme, LoopNet’s CFO is going to summarize our first quarter 2011 financial results.

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CoStar Group, Inc. - CSGP - Acquisition of LoopNet, Inc. by CoStar Group, Inc. Call - Q1 Earnings - Apr. 27, 2011

Brent Stumme MBA, CPA, CFO, Secretary, SVP-Administration

Thank you, Rich. LoopNet’s revenue for the first quarter of 2011 was $20.7 million compared to $20 million in the fourth quarter of 2010, $18.8 million in the first quarter of 2010, and our guidance of $20.2 million to $20.4 million. The revenue growth was due to an increase in our base of Premium, Premium member and Property Comp subscribers and the impact of recently completed acquisitions. LoopNet’s adjusted EBITDA for the quarter was $7 million or 33.6% of revenues compared to $6.9 million in the first quarter of 2010 and our guidance of $6.4 million to $6.6 million.

Net income applicable to common stockholders for the first quarter of 2011 was $1.8 million or $0.04 per diluted share compared to $2.3 million or $0.05 per diluted share in the first quarter of 2010, and our guidance of $0.04 per diluted share.

Non-GAAP net income, which we defined as net income excluding stock-based compensation, acquisition-related cost and amortization of acquired intangible assets for the first quarter of 2011 was $4 million or $0.10 per diluted share, compared to $4 million or $0.09 per diluted share in the first quarter of 2010. As of March 31, 2011, the company had $97.3 million of cash, cash equivalents and short-term investments and no debt.

Now, I would like to review some of our key operating metrics. The number of unique paying subscribers to one or more of our commercial real estate related services as of the end of the first quarter of 2011 was 91,147, a 2.6% increase compared to the end of the fourth quarter of 2010. The average monthly revenue per unique paying subscriber during the first quarter of 2011 was $58.77, a 1.2% increase compared to the fourth quarter of 2010.

In our LoopNet marketplace, the number of registered members, which includes both Basic and Premium members, grew to 4,833,200 during the first quarter of 2011, a 17% increase over the first quarter of 2010. The number of Premium members as of the end of the first quarter of 2011 was 70,692, a 2.7% increase compared to the end of the first quarter of 2010. Embedded in this metric was an average monthly cancellation rate that was within the 4.5% to 6.5% range we began seeing since the end of 2007.

Average monthly revenue per Premium member was $66.85 in the first quarter of 2011, a 1% increase compared to the first quarter of 2010. A number of profile views of listings on the LoopNet marketplace during the current quarter was $76.5 million, a 70% increase over the first quarter of 2010.

Average monthly unique visitors as reported by comScore Media Metrix during the first quarter of 2011 to LoopNet owns websites including LoopNet.com, CityFeet.com, LandsofAmercia.com, LandAndFarm.com, BizQuest.com and BizBuySell.com was approximately 3 million, a 27% increase compared to the fourth quarter of 2010.

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CoStar Group, Inc. - CSGP - Acquisition of LoopNet, Inc. by CoStar Group, Inc. Call - Q1 Earnings - Apr. 27, 2011

Average monthly unique visitors as reported by comScore during the first quarter of 2011 to LoopNet.com alone were approximately 2.1 million, a 22% increase compared to the fourth quarter of 2010.

As of March 31, 2011, the LoopNet marketplace contained 816,471 listings, an 8% increase compared to March 31, 2010.

Thank you. And now I will turn the call over to Brain Radecki, Chief Financial Officer of CoStar.

Brian J. Radecki, Chief Financial Officer, Treasurer & Contoller

Thank you, Brent. Again I’d like to thank each of you on the call today for your flexibility, as we had to shuffle the earnings calls around in light of today’s transaction. As you can see from our respective press releases both companies posted exceptionally strong first quarter results, which we believe is a direct reflection of the emerging market recovery in commercial real estate. Before I go into the quarterly results, let me walk you through the transaction and some of the financial impacts.

CoStar has agreed to purchase all of the outstanding shares of LoopNet for approximately $18.75 per share, which represents a 31% premium to LoopNet’s closing price yesterday. Total equity value of the transaction is $860 million with an enterprise value of $762 million. We expect the transaction to close before the end of 2011 and it is subject to shareholder approval by LoopNet shareholders and typical regulatory approval.

LoopNet shareholders will receive a combination of cash and CoStar equity for each LoopNet share. Based upon the current value of CoStar shares, that would be 0.03702 shares of CoStar and $16.50 in cash. Upon completion of the acquisition, LoopNet shareholders will own approximately 8.5% of CoStar shares outstanding on a fully diluted basis. We will finance the cash consideration through a combination of cash on hand and debt. We received commitment from JPMorgan for senior security credit facilities. We expect the acquisition to be accretive to 2012 non-GAAP earnings and adjusted EBITDA.

As Andy mentioned, we believe there is potential for significant revenue synergies through cross-selling between both platforms. Both management teams are extremely excited about this combination and bringing this transaction to a successful close later this year.

Now to review CoStar Group’s results for the first quarter beginning with revenue. CoStar reported $59.6 million of first quarter of 2011 revenue with an increase of $1.4 million over our fourth quarter of 2010 of $58.2 million and a $4.5 million increase year-over-year. We also reported $4.5 million in net income during the first quarter of 2011, an increase of 57% year-over-year and 20% increase quarter-over-quarter.

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CoStar Group, Inc. - CSGP - Acquisition of LoopNet, Inc. by CoStar Group, Inc. Call - Q1 Earnings - Apr. 27, 2011

The company added $85.7 million to our balance sheet during the first three months of the year, increasing our cash, cash equivalents and investments on hand to $325 million at the end of the first quarter of 2011.

We were very pleased with the exceptionally strong sales in the first quarter. Company-wide net new sales increased 47% over the previous quarter and 337% year-over-year. This is the highest quarterly net new sales since the second quarter of 2007 and demonstrates a growing momentum we see in our sales, subscriber growth and renewal rates that we’ve been reporting on previous calls.

Annualized net sales for the first quarter was also very strong. Company-wide annualized net new sales was $6.8 million, up $2.2 million over the prior quarter. This is the second highest annualized net new sales in the company’s history. Our customers continued to renew subscriptions at a very high rate during the first quarter of 2011. The 12-month trailing renewal rate for subscription-based services grew to 92% from approximately 86% one year ago, and now has increased for six consecutive quarters. The 6 point percentage increase is the largest 12-month improvement in this benchmark in CoStar’s history. We believe this is a key indicator of the strong demand for our services.

Subscription-based revenue continue to account for approximately 94% of the total revenue in the first quarter of 2011. The renewal rate for clients that have been customers for five years or longer increased to a phenomenal 98% in the first quarter of 2011 – 98%. And the renewal rate for firms that have been clients for less than five years remain high at 86%. During the first quarter of 2011, the average new contract value was $7,550 and our sales head count was stable with a total of 193 sales reps compared to 195 on staff at the end of the fourth quarter. Also, the total number of CoStar subscribers increased to 88,323 in the first quarter of 2011 and the total number of subscription client sites increased by 486 during the first quarter to 17,267 company-wide.

I will now quickly cover the results of our income statement for the first quarter of 2011 and also provide our outlook for the second quarter and full year. Gross margin was $37.1 million in Q1 of 2011, up approximately 144,000 compared to the fourth quarter of 2010. Total operating expenses in the first quarter of 2011 remain essentially flat at $30 million compared to $29.9 million in the fourth quarter. First quarter net income of $4.5 million works out to about $0.22 per diluted share, up $0.04 cents compared to last quarter and our non-GAAP net income of $6.2 million or $0.29 per diluted share, both exceeded our previous guidance rages.

EBITDA for the first quarter of 2011 was $10.5 million and adjusted EBITDA was $12.6 million, or approximately 21% of revenue. Reconciliation of non GAAP net income, EBITDA, adjusted EBITDA and all the non-GAAP financial measures discussed on this call to their GAAP basis results are shown in detail along with definitions for those terms in our press release issued earlier today and will be available on our web site www.costar.com.

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CoStar Group, Inc. - CSGP - Acquisition of LoopNet, Inc. by CoStar Group, Inc. Call - Q1 Earnings - Apr. 27, 2011

Turning to our outlook for the second quarter and full year 2011. Our forward-looking guidance reflects our current expectations as of today and takes into account recent trends, revenue growth rates, renewal rates, which may be impacted by the economic conditions in commercial real estate or the overall global economy. Let me reiterate that our guidance also does not include the acquisition of LoopNet in related cost as we are not able to forecast with certainty when or whether certain acquisition-related costs may take place. Therefore, we are providing guidance on a stand-alone basis reflecting our current expectations as of April 27, 2011.

Based on strong sales and improving market conditions, we are raising our revenue outlook for the year, taking up the high end of our 2011 annual range by approximately $2 million to $242 million to $246 million in revenue. Our second quarter 2011, we expect approximately $60 million to $60.8 million in revenue. In terms of earnings, we expect the second quarter 2011, fully diluted non-GAAP net income per share of approximately $0.27 to $0.31. And for the full year, we expect non-GAAP net income per diluted share of approximately $1.15 to $1.25. We expect the second quarter and full year tax rate prior to the acquisition to be approximately 40%.

Additionally, during the third quarter of 2011, company still expects approximately $1.8 million to $2.2 million of restructuring costs associated with the previously announced consolidation is expected to leave the cost savings approximately $1 million per year moving forward.

And now with that, I’d like to turn it back over to Andy.

Andrew C. Florance, President, Chief Executive Officer & Co-Founder

Thank you, Brian, Rich and Brent. Congratulations on great quarters. In closing, I want to summarize what we feel are the key rationales for this proposed transaction. These are two excellent companies that have revolutionized their respective niches but they complement each other wonderfully. Together, they can have an even greater positive impact on commercial real estate. We believe that the transaction has the potential to take these two companies to more than $300 million in pro forma revenue and closer to $100 million in pro forma adjusted EBITDA. Most importantly, we believe that this transaction will enable our combined teams to build even more innovative services, which can deliver even greater value to our respective customers.

At this point, we’re going to open the call up to questions. Rich and Brent are not in the same room as Andy and Brian because we’re on opposite coasts today. So, it would be helpful if you directed the call to one management team or another. We are going to take half a dozen questions or so.

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CoStar Group, Inc. - CSGP - Acquisition of LoopNet, Inc. by CoStar Group, Inc. Call - Q1 Earnings - Apr. 27, 2011

QUESTION AND ANSWER SECTION

Operator:  [Operator Instructions] Thank you. Our first question will come from the line of Jon Maietta with Needham & Company. Go ahead please.

<Q – Jonathan Maietta – Needham & Co. LLC>: Okay, thanks very much. Hey, congratulations guys on both sides.

<A – Richard Boyle – Chairman & Chief Executive Officer>: Thank you, Jon.

<A – Andrew Florance – President, Chief Executive Officer & Co-Founder>: Thanks, Jon.

<Q – Jonathan Maietta – Needham & Co. LLC>: The primary question I had was around sort of the operational integration around integrating R&D, the technology platform, sales and marketing, those type of things and to the extent you can provide color on day one here, I think it would be great if you could talk a little bit about that, please?

<A – Andrew Florance – President, Chief Executive Officer & Co-Founder>: Sure. I’m going to do it at a cursory level, because you’re right, day one, there is lots of research into coordinate and Rich and myself are committed to working closely together over the next six months, year or so to make sure we do this right and get the most out of this combination that’s absolutely possible.

A couple of things that I think bode well here; LoopNet and CoStar use nearly identical technology stacks. So, our developers understand the environments that we were working in. And actually, an awful lot of our software developers are in Southern California, so not so for away from LoopNet and a lot of leadership in our group is out there. So, I think, while this probably comes as a shock to both employee bases, big picture, it’s a pretty exciting opportunity to work on some pretty cool projects together and move the ball forward to more meaningful way.

On the sales and marketing side, this is going to be a fairly significant sales and marketing group. I think that LoopNet will be able to leverage, the fact we have a lot of field sales offices around the country, I think it’s good – if you’re trying to sell in a national footprint, I think it’s a little bit easier to have a little bit more scale like we’re going to have here. And then the sort of personal story side of it, I think, also our Head of Sales, just coincidentally, John Stanfill also happens to be the son of the Chairman of one of the founders of the original LoopNet property, [ph] first mix (52:16). So, there is probably more similarities between these two companies than differences.

Obviously, we’ve competed or we tried to compete, never quite met in the same field, but we – it’s been a spirited interaction back and forth to say the least. But I think we actually learned to respect each other in that and we can see the bigger mission here and this makes sense.

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CoStar Group, Inc. - CSGP - Acquisition of LoopNet, Inc. by CoStar Group, Inc. Call - Q1 Earnings - Apr. 27, 2011

<Q – Jonathan Maietta – Needham & Co. LLC>: Got it. Okay, and then just a follow-up question, given today’s announcement, does that push back your investments around analytics, new products, customized offerings for various customer cohorts and that type of thing?

<A – Andrew Florance – President, Chief Executive Officer & Co-Founder>: Well, it does. We will be re-evaluating all of our investment initiatives to focus on what is the absolute most important priority which is successfully integrating this transaction. But we’ll be evaluating that over the months that come.

<Q – Jonathan Maietta – Needham & Co. LLC>: Thanks very much.

<A – Andrew Florance – President, Chief Executive Officer & Co-Founder>: Great. Thank you.

Operator:  Next, we will hear from the line of Brett Huff with Stephens. Go ahead please.

<Q – Brett Huff – Stephens, Inc.>: Good afternoon and congrats to both management teams.

<A – Andrew Florance – President, Chief Executive Officer & Co-Founder>: Thank you very much.

<Q – Brett Huff – Stephens, Inc.>: My question is just trying to make sure that I understand going forward, once we get things integrated, because I think that will probably happen smoothly, when we look at sort of normalized EBITDA margins, I want to make sure that, Rich, that you still think that the low 40%’s pro forma is still the right pro forma EBITDA margin for your business, if it were stand-alone and, Andy, do you still think sort of that 30% range in EBITDA for straight up EBITDA, still the right number for you guys? That’s my first question.

<A – Andrew Florance – President, Chief Executive Officer & Co-Founder>: Rich.

<A – Richard Boyle – Chairman & Chief Executive Officer>: Yeah, I will address the LoopNet point of view on that. For our point of view, our marketplace business has margins at or above that level currently, we absolutely see that continuing and going forward.

<A – Andrew Florance – President, Chief Executive Officer & Co-Founder>: And from CoStar’s perspective, I think the cross selling opportunities here and the scale advantage that we gain here, which is actually very important, when you’re trying to attract millions and millions of buildings and sell in 150 cities, I think the scale that we are going to gain is going to help CoStar as a combined entity to reach target margins closer to 40% and north.

<Q – Brett Huff – Stephens, Inc.>: The thrust of that question is, if I just look out and use kind of consensus revenue numbers and apply those kind of normalized margins, the EBITDA that I get even pre-synergies is meaningfully above $100 million and I just want to – if that is the case, I think that’s a good thing. So that was observation number one. And then the second question is, can you give us any more quantification in the kind of cross sales that you are going to do? Just any more specifics on that to give us a little bit more to hang our hat on.

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CoStar Group, Inc. - CSGP - Acquisition of LoopNet, Inc. by CoStar Group, Inc. Call - Q1 Earnings - Apr. 27, 2011

<A – Andrew Florance – President, Chief Executive Officer & Co-Founder>: Sure, I’ll try. It’s fairly straightforward; again, these are two huge subscriber bases that have very little overlap. We do – we’ve done a lot of research here. We’ve conducted focus groups. We’ve done market studies and one of the things we hear is that people do not look at it as a this one or that one; they look at LoopNet as having a set of value propositions that are very different than the value positions CoStar has. Typically, on the CoStar side, people are looking at leasing, they’re looking at information, they’re looking at larger buildings sort of Wall Street type properties, they’re looking at office properties.

On the LoopNet side, they tend to be looking at marketing benefits, they’re looking at sale properties, they’re looking at different set of strengths. And we see that brokers and commercial estate professionals tend to grow in to the opportunity that’s created by more powerful information systems. And when we interview these potential customers anonymously, they say they will keep both systems. But you got – all the ones who are buying both systems are telling us they’re going to keep both systems, but that overlap is actually pretty small.

So, many, many, many of hundreds of thousands of people that list their properties on CoStar Group’s website do not market that property or pay to advertise that property on the LoopNet network, and the LoopNet network delivers an awful lot of exposure and lead value.

By serving up real clear information to our listers about the amounts of exposure they can receive and they look on their screen, they can see a list of their properties and get estimates of what additional exposure they could get if they were marketing on LoopNet. We believe that will help cross-sell to hundreds of thousands of folks who are listing with our service. Likewise, I find over the last 25 years I’ve been doing this, I find it’s nearly impossible for a client on a casual basis to try to sort out which database is deeper or more comprehensive in one sector or another.

But by integrating these back-ends, we can actually, when people are conducting searches, we can actually run searches against both systems simultaneously and present merged results, which gives people a much better view of what’s going on. And we believe what these focus groups tell us is that people will buy into that and find significant value for that.

<Q – Brett Huff – Stephens, Inc.>: Okay. Great. That’s what I needed. Congrats again and thanks.

<A – Andrew Florance – President, Chief Executive Officer & Co-Founder>: Thank you.

Operator:  Thank you. Next we’ll hear from the line of Ian Corydon with B. Riley & Company. Go ahead, please.

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CoStar Group, Inc. - CSGP - Acquisition of LoopNet, Inc. by CoStar Group, Inc. Call - Q1 Earnings - Apr. 27, 2011

<Q – Ian Corydon – B. Riley & Co.>: Thank you. Andy, are there any services that either company offers that you’ll look to de-emphasize or discontinue, divest? And then second question, given the cost and integration, what does this due to CoStar’s appetite for acquisitions over the next, say, 12 to 24 months?

<A – Andrew Florance – President, Chief Executive Officer & Co-Founder>: Okay. So, on the first question, we will table that just because we need to actually study that, figure out what customer segments are buying what. We – from CoStar’s perspective, we focused first and foremost on the main core of our respective businesses and those main cores are Premium membership with LoopNet and CoStar Property Suite, those obviously continue to grow and thrive separately and are great brands.

The reality is the two companies in combination probably have 15 secondary or tertiary products or even more, 20 tertiary products. So, resolving and rationalizing each one of those sub-products which generally account for low single digit of revenue, Rich and I will be doing that over the next several months.

And your second question? Appetite for acquisitions. I have to say – I think we’ve been working 100 hour weeks for the last couple of weeks and easily 100 hour weeks and I would – it’s clearly diminished. We have accomplished our M&A goals for the year; there could be some smaller strategic tuck-in that we consider at some point but we have a full plate right now. We definitively will be doing no international acquisitions and anything that occurred domestically would be a small tuck-in and it would be a footnote.

<Q – Ian Corydon – B. Riley & Co.>: Got it. Thank you.

Operator:  Next question is from line of Todd Lukasik with Morningstar. Go ahead please.

<Q – Todd Lukasik – Morningstar Research>: Hi, good afternoon and thanks for taking my questions.

<A – Andrew Florance – President, Chief Executive Officer & Co-Founder>: Hi, Todd.

<A – Richard Boyle – Chairman & Chief Executive Officer>: Hey, Todd.

<Q – Todd Lukasik – Morningstar Research>: Just a quick question for you, Andy, on – with regards to LoopNet’s recently launched RecentSales sort of Comps sales data, is that something that will be complementary and additive to your Comps sales offerings or is that a potential – source of potential future cost synergies?

<A – Andrew Florance – President, Chief Executive Officer & Co-Founder>: Again, we’re going to evaluate that and as we move forward, Rich and I will have very frank and open discussions and look at the – I have not been into the RecentSales product, I haven’t used the RecentSales product. I haven’t examined the actual customers. The RecentSale product is 1.5% of the revenues, roughly, of the combined companies.

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CoStar Group, Inc. - CSGP - Acquisition of LoopNet, Inc. by CoStar Group, Inc. Call - Q1 Earnings - Apr. 27, 2011

So, it’s going to be a fairly small product area. My initial thought from where we stand today is that they are fairly different services, RecentSales I think probably is more in the CoreLogic area or the assessment area but that – it’s sort of preliminary, so we will evaluate that more going forward.

<Q – Todd Lukasik – Morningstar Research>: Okay. And then with regards to the listings on LoopNet, any thought to adding sort of research and verified stamps on those as well?

<A – Andrew Florance – President, Chief Executive Officer & Co-Founder>: Well, again, initially and the two management teams are going to refine the business plans as we go forward. But initially I think that one of the things we can do is on higher value listings, investment grade listings 20,000 foot buildings and the like, we will be – since we’re looking at all those listings anyhow at our research side, we will be able to probably step up some of the QA a little bit.

And we’ll have more independent knowledge and we’ll try to work to continuously improve the quality and consistency of the marketing information listings that are presented. So, it would be something like what you’re talking about, but it’s a little preliminary.

<Q – Todd Lukasik – Morningstar Research>: Okay. Thanks for taking my questions.

<A – Andrew Florance – President, Chief Executive Officer & Co-Founder>: Absolutely.

Operator:  Thank you. We’ll go next the line of Jim Wilson with JMP Securities. Your line is open.

<Q – Jim Wilson – JMP Securities LLC>: Thanks. Congratulations, guys.

<A – Andrew Florance – President, Chief Executive Officer & Co-Founder>: Thanks, Jim. You’ve been covering these two companies for quite some time.

<Q – Jim Wilson – JMP Securities LLC>: I think – I thought you guys were going to merge for about the last 10 years, but anyway. So, imagine my shock, anyway. Anything, it’s probably way too early to discuss, but anything you contemplate or think of changing pricing wise? There’s obviously pretty – it’s different services, they’re pretty significant discrepancy and what pricing looks like for both products [ph] or such products (63:07)?

<A – Andrew Florance – President, Chief Executive Officer & Co-Founder>: I think I’ve been beating the same drum for a long, long time on this subject. I think I said this consistently over the years. I am a big believer that this is a marketplace with 600,000 to a million potential participants. There is an awful a lot of people that we’ve sold – that we could sell our products and services to. I am frustrated by the fact that we don’t have 300,000 combined subscribers.

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CoStar Group, Inc. - CSGP - Acquisition of LoopNet, Inc. by CoStar Group, Inc. Call - Q1 Earnings - Apr. 27, 2011

And I think that the play here is cross selling and new customer acquisition. We’re going to do that by improving the quality – using the combined strengths to improve the quality of the products. I definitively do not anticipate any price increases or sort of material changes in pricing policy. This is a penetration play and quality play.

<Q – Jim Wilson – JMP Securities LLC>: Okay. And then I guess just the other would be – I mean, [ph] savings for (64:09) LoopNet and the dollar amounts and the potential for cost savings, could you drill even a little deeper in the sense, $20 million seems like an awful lot. Is part of it data fees and things I wouldn’t see or maybe I’m just thinking operating expenses and not thinking about cost savings at the gross margin level? But could you maybe break down a little bit where the biggest opportunities are?

<A – Andrew Florance – President, Chief Executive Officer & Co-Founder>: Sure. I’ll be Brian do that.

<A – Brian Radecki – Chief Financial Officer, Treasurer & Contoller>: Hey, Jim, it’s Brian. So, yeah, I think you’ve got full list of things that we’re going to be looking at. The two management teams met a few weeks back and started discussing those. But exactly, I think you hit the nail on the head. There is a lot of duplicative data costs, both companies spend an awful lot competing on the Internet for the same pay-per-click dollars. I won’t give you the number, but it’s a significant amount, millions and millions for each company. There is an awful lot of R&D spend where both companies are investing in R&D which, as Andy discussed before, can be put towards the same goals versus separate goals.

There is obviously going to be, it’s sort of joke and not a joke, a lot of redundant legal costs, public company overhead costs, those types of things. And I think some of things Andy talked about, we had a goal of adding $4 million to $5 million of additional software development spend and we look at a tremendous software development team over at LoopNet, very similar to the tremendous team we picked up at Comps.com 10 years ago. Almost every one of the same people are still there in San Diego.

So, we look at it as instead of having to go out and hiring the majority of those people, we believe we’ve gotten a lot them through the LoopNet acquisition. So, there is going to be – we’re going to be looking at costs on both sides of the business, but we feel very comfortable with that number over the first 18 to 24 months.

<A – Andrew Florance – President, Chief Executive Officer & Co-Founder>: Right. So, this is, it’s not like the two companies, we’re going to be standing still, we were pursuing various investment initiatives. And when you look at these cost synergies as a percentage of the total budgets of the two companies, it’s roughly what, 7%?

<A – Brian Radecki – Chief Financial Officer, Treasurer & Contoller>: About 7%.

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CoStar Group, Inc. - CSGP - Acquisition of LoopNet, Inc. by CoStar Group, Inc. Call - Q1 Earnings - Apr. 27, 2011

<A – Andrew Florance – President, Chief Executive Officer & Co-Founder>: Yeah, so it’s – I think it’s pretty achievable.

<Q – Jim Wilson – JMP Securities LLC>: Okay. And then I was just going to say, so 18 to 24 months. So, if you were giving any guidance, you’re not necessarily, Brian, two-thirds of it in the first – in calendar ‘12 and the balance after that kind of thing?

<A – Brian Radecki – Chief Financial Officer, Treasurer & Contoller>: Yeah, I mean, I think you could say it’s something in that range. I mean it obviously depends on when we close the acquisition. But I think if the acquisition closes by end of this year, again that we have all expectations, this will be extremely accretive for the one year following the close of the acquisition both on adjusted EBITDA and non-GAAP EPS.

<Q – Jim Wilson – JMP Securities LLC>: Okay. Good, thanks.

<A – Brian Radecki – Chief Financial Officer, Treasurer & Contoller>: Thanks, Jim.

Operator:  Next, we’ll hear from the line of Jennifer Plett with Pacific Crest Securities. Go ahead please.

<Q – Jen Plett – Pacific Crest Securities LLC>: Hi. I am representing Steve Weinstein. Congratulations for the acquisition, we just have a quick question. What is – is there any chance that the deal will break? Obviously, we don’t hope for that and also, if that’s the case, whether there is any deal breakup fee?

<A – Andrew Florance – President, Chief Executive Officer & Co-Founder>: Sure, we have an exciting moment here.

<Q – Jen Plett – Pacific Crest Securities LLC>: I know.

<A – Andrew Florance – President, Chief Executive Officer & Co-Founder>: Jon Coleman, our Council, has sat through 40 earnings calls and never spoken once. I’m going to actually let him answer this question.

<Q – Jen Plett – Pacific Crest Securities LLC>: Okay.

<A – Jonathan Coleman – Secretary & General Counsel>: So, in our view, the businesses are very complementary and we think this combination is in the best interest of clients and shareholders. So, we don’t think that this is going to give rise to any antitrust issues. We have to go through the process, but that’s our view. And the agreement does contain a reverse fee, we haven’t really disclosed it yet, we’re going to --

<A – Andrew Florance – President, Chief Executive Officer & Co-Founder>: Which I think we can.

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CoStar Group, Inc. - CSGP - Acquisition of LoopNet, Inc. by CoStar Group, Inc. Call - Q1 Earnings - Apr. 27, 2011

<A – Jonathan Coleman – Secretary & General Counsel>: So it’s 6%.

<Q – Jen Plett – Pacific Crest Securities LLC>: What does that mean, 6%?

<A – Jonathan Coleman – Secretary & General Counsel>: Approximately $52 million.

<Q – Jen Plett – Pacific Crest Securities LLC>: Okay. If anything happened from now to the deal close.

<A – Jonathan Coleman – Secretary & General Counsel>: If the deal doesn’t get done because of the antitrust.

<Q – Jen Plett – Pacific Crest Securities LLC>: Okay. Thank you.

<A – Jonathan Coleman – Secretary & General Counsel>: Okay. Thank you.

Operator:  Thank you. And the final question in queue at this time is from Toni Kaplan with Morgan Stanley. Go ahead please.

<Q – Toni Kaplan – Morgan Stanley & Co., Inc.>: Thanks for taking my question. Just I’m not sure if you mentioned this before but if you could talk about any plans for the management structure?

<A – Andrew Florance – President, Chief Executive Officer & Co-Founder>: Well, at this point, again, it’s preliminary. We will be exchanging people back and forth. We’ll look to have people from CoStar operations work in the big operation centers of LoopNet and vice versa. So, we will do a lot of cultural exchange and I think we have an awful a lot of – we have an awful lot to learn from each other because we are in fairly different spaces. But it’s way too early to start trying to figure out the management structure. We’ve been revealing information to each other in slightly escalating amounts and we will do a lot more of that over the next six months.

<Q – Toni Kaplan – Morgan Stanley & Co., Inc.>: Great. Thanks. And also, could you give some of the terms of the term loan?

<A – Andrew Florance – President, Chief Executive Officer & Co-Founder>: Sure.

<A – Brian Radecki – Chief Financial Officer, Treasurer & Contoller>: Sure. It’s a $415 million commitment with a $50 million revolver from JPMorgan. It’s a first lien term; we do have options to convert that to other things, so we’re still evaluating all those options over the next few months. So, we’ll – actually, the ultimate capital structure will be in place as we close.

<Q – Toni Kaplan – Morgan Stanley & Co., Inc.>: Great. And then final question on the quarter. You know, I saw the great new sales number, I was wondering if there was anything in that that was specific to this quarter or if we should just continue to expect that good new sales numbers going forward because of the changing environment?

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CoStar Group, Inc. - CSGP - Acquisition of LoopNet, Inc. by CoStar Group, Inc. Call - Q1 Earnings - Apr. 27, 2011

<A – Andrew Florance – President, Chief Executive Officer & Co-Founder>: I believe that a lot of what you are seeing is a changing environment and I believe that the real driver of that excellent growth – revenue growth was the high renewal rate and sales in our core product area and there was no particular standout monster deal that drove that, it was just hundreds, thousands of new folks coming on.

<Q – Toni Kaplan – Morgan Stanley & Co., Inc.>: Great. Thank you so much.

Andrew C. Florance, President, Chief Executive Officer & Co-Founder

Absolutely. So, I think this is a – I think I need to revise my comments just slightly. One of the benefits I left out for the acquisition is that somehow, when the two companies get together and do a joint earnings call, we finish it in less time than CoStar does when we do it by ourselves. So, we’ll take that as an extra benefit.

Thank you very much for joining us. And we are really excited about this acquisition and we’ll – both management teams would be available if you have any other questions offline. Thank you very much.

Operator: Thank you. And ladies and gentlemen, that concludes our conference today. We appreciate your participation and you for using the AT&T Executive Teleconference. And you may now disconnect.

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